Filed Pursuant to Rule 433

Registration Statement No. 333-282307

(To Prospectus dated October 2, 2024 and

Preliminary Prospectus Supplement dated

January 21, 2026)

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the U.S. Securities and Exchange Commission. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document where required by applicable law.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors and tax consequences relating to the securities offered, before making an investment decision. Investing in the Notes involves risks. See the “Risk Factors” sections of the Prospectus Supplement and the accompanying Prospectus.

CANADIAN IMPERIAL BANK OF COMMERCE

US$400,000,000 Floating Rate Senior Notes due 2030 (the “Floating Rate Notes”)

US$1,600,000,000 4.283% Fixed-to-Floating Rate Senior Notes due 2030 (the “Fixed-to-Floating Rate Notes”)

(together, the “Notes”)

Pricing Term Sheet

January 21, 2026

Issuer:	Canadian Imperial Bank of Commerce (the “Bank”)

Pricing Date:	January 21, 2026

Settlement Date**:	January 29, 2026 (T+6)

Joint Book-Running Managers:	CIBC World Markets Corp. Barclays Capital Inc. BofA Securities, Inc. Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC

Co-Managers:	Mizuho Securities USA LLC Academy Securities, Inc. Brookfield Securities LLC Loop Capital Markets LLC Santander US Capital Markets LLC

Bail-inable Notes:	The Notes are bail-inable notes and subject to conversion in whole or in part—by means of a transaction or series of transactions and in one or more steps—into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. For a description of the Canadian bank resolution powers and related risk factors attaching to investment in the Notes, see information under the headings “Description of the Notes—Special Provisions Related to Bail-in Regime” and “Risk Factors” in the prospectus supplement relating to the Notes (the “Prospectus Supplement”)

Use of Proceeds:	The net proceeds from the sale of the Notes will be added to the Bank’s funds and will be used for general corporate purposes

US$400,000,000 Floating Rate Senior Notes due 2030

Aggregate Principal Amount Offered:	US$400,000,000

Maturity Date:	January 29, 2030

Price to the Public:	100.000% of the principal amount plus accrued interest, if any, from January 29, 2026

Interest Rate:	The interest rate on the Floating Rate Notes for each interest period will be equal to Compounded SOFR plus the applicable margin

Compounded SOFR:	A compounded average of daily Secured Overnight Financing Rate (“SOFR”) determined by reference to the SOFR Index (as defined in the Prospectus Supplement) for each quarterly interest period in accordance with the specific formula described under “Description of the Notes—Interest—Secured Overnight Financing Rate and the SOFR Index” in the Prospectus Supplement

Margin:	+80 basis points

Floating Rate Interest Payment Dates:	January 29, April 29, July 29 and October 29 of each year beginning on April 29, 2026, and ending at maturity (or, if the Floating Rate Notes are redeemed earlier, the redemption date)

Interest Period:	The period from, and including any Floating Rate Interest Payment Date (or, with respect to the initial interest period only, from, and including, January 29, 2026) to, but excluding, the next succeeding Floating Rate Interest Payment Date, and in the case of the last such period, from, and including, the Floating Rate Interest Payment Date immediately preceding the maturity date to, but excluding, the maturity date of the Floating Rate Notes

Floating Rate Interest Payment Determination Dates:	The date two U.S. Government Securities Business Days before each Floating Rate Interest Payment Date

U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities

Business Day:	A day that is a U.S. Government Securities Business Day and is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law or executive order to close in the city of New York, New York or Toronto, Ontario

Calculation Agent:	The Bank of New York Mellon

Optional Redemption:	The Bank, at its option, may redeem the Floating Rate Notes (a) in whole, but not in part, on January 29, 2029 (one year prior to the maturity date of the Floating Rate Notes), or (b) in whole at any time or in part from time to time, on or after December 29, 2029 (one month prior to the maturity date of the Floating Rate Notes), in each case, upon at least 5 days’ but not more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of the Floating Rate Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date

Tax Redemption:	The Bank may redeem the Floating Rate Notes at its option in whole but not in part, upon the occurrence of certain events pertaining to Canadian taxation. This redemption would be at 100% of the principal amount, together with accrued and unpaid interest on the Floating Rate Notes to, but excluding, the redemption date

CUSIP/ISIN:	13607Q WA6 / US 13607QWA65

US$1,600,000,000 4.283% Fixed-to-Floating Rate Senior Notes due 2030

Aggregate Principal Amount Offered:	US$1,600,000,000

Maturity Date:	January 29, 2030

Interest Reset Date:	January 29, 2029

Fixed Rate Period:	The period from, and including, January 29, 2026 to, but excluding, the Interest Reset Date

Floating Rate Period:	The period from, and including, the Interest Reset Date to, but excluding, the maturity date of the Fixed-to-Floating Rate Notes

Interest Rate:	(i) During the Fixed Rate Period, the Fixed-to-Floating Rate Notes will bear interest at a rate equal to 4.283% per annum, and (ii) during the Floating Rate Period, the Fixed-to-Floating Rate Notes will bear interest at a rate equal to Compounded SOFR plus the margin

Compounded SOFR:	A compounded average of daily SOFR determined by reference to the SOFR Index for each quarterly interest period in accordance with the specific formula described under “Description of the Notes—Interest—Secured Overnight Financing Rate and the SOFR Index” in the Prospectus Supplement

Margin:	+79 basis points

Interest Payment Dates:	During the Fixed Rate Period, January 29 and July 29 of each year, beginning on July 29, 2026, and ending on the Interest Reset Date

During the Floating Rate Period, on January 29, April 29, July 29 and October 29, beginning on April 29, 2029 and ending at maturity (or, if the Fixed-to-Floating Rate Notes are redeemed earlier, the redemption date)

Interest Period:	With respect to the Fixed Rate Period, the period from, and including, any Interest Payment Date (or, with respect to the initial interest period only, from and including January 29, 2026) to, but excluding, the next succeeding Interest Payment Date, and in the case of the final such interest period, the Interest Reset Date (or, if the Fixed-to-Floating Rate Notes are redeemed earlier, the redemption date)

With respect to the Floating Rate Period, the period from, and including, any Interest Payment Date (or, with respect to the initial interest period only, from, and including, the Interest Reset Date) to, but excluding, the next succeeding Interest Payment Date, and in the case of the final such interest period, from, and including, the Interest Payment Date immediately preceding the maturity date to, but excluding, such maturity date (or, if the Fixed-to-Floating Rate Notes are redeemed earlier, the redemption date)

Floating Rate Interest Payment Determination Dates:	Two U.S. Government Securities Business Days preceding each Floating Rate Period Interest Payment Date (or, in the case of the final interest period, the maturity date or, if we elect to redeem in whole or in part the Fixed-to-Floating Rate Notes, the redemption date)

Benchmark Treasury:	UST 3.500% due January 15, 2029

Benchmark Treasury Price/Yield:	99-18 ¼ / 3.653%

Spread to Benchmark Treasury:	+63.0 basis points

Yield to Interest Reset Date:	4.283%

Price to the Public:	100.000% of the principal amount plus accrued interest, if any, from January 29, 2026

Day Count Convention:	30/360 for the Fixed Rate Period and Actual/360 for the Floating Rate Period

Business Day:	A day that is a U.S. Government Securities Business Day and is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law or executive order to close in the city of New York, New York or Toronto, Ontario

U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities

Calculation Agent:	The Bank of New York Mellon

Optional Redemption:	At any time after July 28, 2026 (the date that is 180 days after the issue date of the Fixed-to-Floating Rate Notes) (or, if additional notes are issued, after the date that is 180 days after the issue date of such additional notes) and prior to the Interest Reset Date (one year prior to the maturity date of the Fixed-to-Floating Rate Notes), the Bank may redeem the Fixed-to-Floating Rate Notes, in whole at any time or in part from time to time, at the Bank’s option, upon at least 5 days’ but not more than 60 days’ prior notice, at a redemption price equal to the greater of:

	(i)	100% of the principal amount of the Fixed-to-Floating Rate Notes to be redeemed; and

	(ii)	(a) the sum of the present values of the remaining scheduled payments of principal and interest on the Fixed-to-Floating Rate Notes to be redeemed discounted to the redemption date (assuming the Fixed-to-Floating Rate Notes to be redeemed matured on the Interest Reset Date), on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate (as defined in the Prospectus Supplement) plus 10 basis points, less (b) interest accrued to, but excluding, the redemption date;

plus, in either case, accrued and unpaid interest on the principal amount of the Fixed-to-Floating Rate Notes to be redeemed to, but excluding, the redemption date

In addition, the Bank, at its option, may redeem the Fixed-to-Floating Rate Notes (a) in whole, but not in part, on the Interest Reset Date, or (b) in whole at any time or in part from time to time, on or after December 29, 2029 (one month prior to the maturity date of the Fixed-to-Floating Rate Notes), in each case at a redemption price equal to 100% of the principal amount of the Fixed-to-Floating Rate Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date

Tax Redemption:	The Bank may redeem the Fixed-to-Floating Rate Notes at its option in whole but not in part, upon the occurrence of certain events pertaining to Canadian taxation. This redemption would be at 100% of the principal amount, together with accrued and unpaid interest on the Fixed Rate Notes to, but excluding, the redemption date

CUSIP/ISIN:	13607Q WB4 / US 13607QWB49

The Bank has filed a shelf registration statement on Form F-3 (File No. 333-282307) (including a base prospectus) and a preliminary prospectus supplement dated January 21, 2026 (including the base prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling CIBC World Markets Corp. toll-free at (800) 282-0822; Barclays Capital Inc. toll-free at (888) 603-5847; BofA Securities, Inc. toll-free at (800) 294-1322; Deutsche Bank Securities Inc. toll-free at (800) 503-4611; or Morgan Stanley & Co. LLC toll-free at (866) 718-1649.

**We expect that delivery of the Notes will be made against payment therefor on or about January 29, 2026, which is six business days following the date of pricing of the Notes (this settlement cycle being referred to as “T+6”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on any date prior to the business day before delivery will be required, by virtue of the fact that the Notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on any date prior to one business day before delivery should consult their own advisor.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimer or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.